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                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549
                                 ____________________

                                     Schedule 13G
                                    (Rule 13d-102)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                   TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO
                              FILED PURSUANT TO 13d-2(b)
                                   (Amendment No. )


                               ULTRATECH STEPPER, INC.
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                                   (Name of Issuer)

                                     COMMON STOCK
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                            (Title of Class of Securities)

                                     904034 10 5
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                                    (CUSIP Number)


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CUSIP NO. 904034 10 5         13G                    Page 2 of 5 Pages
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  1   NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           ARTHUR W. ZAFIROPOULO
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                (a)       (b)
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  3   SEC USE ONLY
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  4   CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES
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                  5   SOLE VOTING POWER
     NUMBER            1,740,719 SHARES
       OF         -------------------------------------------------------------
                  6   SHARED VOTING POWER
     SHARES
                       None
  BENEFICIALLY    -------------------------------------------------------------
    OWNED BY
                  7   SOLE DISPOSITIVE POWER
   REPORTING
                       1,740,719 SHARES
     PERSON       -------------------------------------------------------------
      WITH
                  8   SHARED DISPOSITIVE POWER
                       None
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  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      1,740,719
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  10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*                                           / /
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  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                     8.4%
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  12  TYPE OF REPORTING PERSON*
                          IN
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                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 904034 10 5                             Page 3 of 5 Pages
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                              ATTACHMENT TO SCHEDULE 13G


Item 1(a)  NAME OF ISSUER:

           Ultratech Stepper, Inc.


Item 1(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           3050 Zanker Road
           San Jose, CA  95134


Item 2(a)  NAME OF PERSON FILING:

           Arthur W. Zafiropoulo


Item 2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR RESIDENCE:

           c/o Ultratech Stepper, Inc.
           3050 Zanker Road
           San Jose, CA  95134


Item 2(c)  CITIZENSHIP:  U.S.A.


Item 2(d)  TITLE AND CLASS OF SECURITIES:  Common Stock


Item 2(e)  CUSIP NUMBER:  904034 10 5


Item 3     NOT APPLICABLE.


Item 4     OWNERSHIP

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CUSIP NO. 904034 10 5                             Page 4 of 5 Pages
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Item 4(a)  AMOUNT BENEFICIALLY OWNED:

                1,740,719 Shares of Common Stock

Item 4(b)  PERCENT OF CLASS:

             8.4%

Item 4(c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

          (i)   sole power to vote or to direct the vote:

                1,740,719 */

          (ii)  shared power to vote or to direct the vote:

                None.

          (iii) sole power to dispose or to direct the disposition of:

                 1,740,719 **/ shares of Common Stock

          (iv)  shared power to dispose or to direct the disposition of:

                None.

Item 5    NOT APPLICABLE.

Item 6    NOT APPLICABLE.

Item 7    NOT APPLICABLE.

Item 8    NOT APPLICABLE.

Item 9    NOT APPLICABLE.

    */Includes 100,000 shares held by a charitable foundation in the name of the "Zafiropoulo Family Foundation" established pursuant to Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, of which the Reporting Person has voting or dispositive power only to the extent that he is on the board of directors of the foundation.

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CUSIP NO. 904034 10 5                               Page 5 of 5 Pages
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Item 10   CERTIFICATION:  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                      SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   February 6, 1998


                                   /s/ Arthur W. Zafiropoulo
                                   --------------------------------------------
                                   Arthur W. Zafiropoulo
                                   Chief Executive Officer